Sonia Barros
Division of Corporation Finance
Telephone Number: (202) 551-3655
Teleeopier Number: (202) 772-9217

Neuralstem, Inc.
Amendment No. 6 to Registration Statement on Form SB-2,
Filed August 25, 2006
File No. 333-132923

Dear Ms. Barros:

We are submitting this letter in response to the comments of Mark Brunhofer transmit via a telephone call on Friday, August 25, 2006 and further clarified on August 28, 2006. Pursuant to the call, Mr. Brunhofer conveyed two additional comments to our amended SB-2 filed on August 25, 2006.

Comment 1:	The financial statements for the period ending June 30, 2006 do not foot between periods.

Response: We have updated the figures and provided a reconciliation of any adjustments made to the financials. The reconciliation is contained in footnote 6 to the financials for the three month period ending June 30, 2006.

Comment 2:
Footnote 4 states that the expense arising from the warrant liability is included in the general and administrative line item but it in fact seems to be located in the other expense line item. Please clarify.

Response: We have revised Footnote 4 to reference the correct line item.